SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

World Energy Solutions, Inc.

(Name of Subject Company)

World Energy Solutions, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

98145W208

(CUSIP Number of Class of Securities)

Philip V. Adams

President

World Energy Solutions, Inc.

100 Front Street

Worcester, Massachusetts 01608

Telephone: (508) 459-8100

(Name, Address, and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Michael A. Refolo

Andrew Croxford

Mirick, O’Connell, DeMallie & Lougee, LLP

100 Front Street

Worcester, Massachusetts 01608-1477

Telephone: (508) 929-1622

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission on November 19, 2014 by World Energy Solutions, Inc., a Delaware corporation (the “Company”), as amended and supplemented (the “Schedule 14D-9”), relating to the tender offer by Wolf Merger Sub Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of EnerNOC, Inc., a Delaware corporation (“EnerNOC” and, together with Merger Sub, the “Offerors”), to purchase all outstanding shares of Common Stock (collectively, the “Shares”) at a price of $5.50 per Share, net to the seller in cash (less any required withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 19, 2014 and in the related Letter of Transmittal.

This Amendment No. 3 is filed pursuant to a proposed settlement of litigation related to the Offer and the Merger. See “Litigation Related to the Offer and the Merger” below.

The information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 3. Capitalized terms used in this Amendment No. 3 without definition shall have the meanings specified in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation

Item 4. “The Solicitation or Recommendation” is hereby amended as follows:

Background of the Offer; Reasons for the Recommendation of the Board

The sixth paragraph on page 15 is hereby amended and restated as follows:

“On August 28, 2014, the Board held a telephonic meeting with representatives of Canaccord and Mirick O’Connell in attendance. Canaccord reported that EnerNOC would not increase its original bid price of $5.50 per Share and sought assurances that the price would be acceptable to the Board. The Board discussed the contents of the Further LOI, including the use of a go-shop provision as a market check. Canaccord confirmed that there had been little other activity or third party inquiries regarding the Company despite the February press release. At this meeting, the Board approved the expansion of the role of the Special Committee to consider and evaluate the proposal from EnerNOC to acquire the Company’s outstanding Shares and to consider certain other strategic alternatives for the Company other than the EnerNOC proposal, including remaining independent. The Board determined that for independence purposes (having recently learned that in August 2014, EnerNOC made an investment in a private company in which Mr. Sheridan was a passive investor), and given their experience in in past mergers and acquisition transactions, Messrs. Londa and Fox should be the sole members of the Special Committee. The Board also approved a process for developing a charter for the Special Committee. The Board determined to rename the SAC the Strategic Planning Committee in order to more accurately reflect the respective roles of the two independent committees.”

Discounted Cash Flow Analysis

The five paragraphs under the heading “Discounted Cash Flow Analysis” are hereby replaced in their entirety with the following:

“Duff & Phelps performed a discounted cash flow analysis of the projected unlevered free cash flows of the Company for the fiscal years ending December 31, 2014 through December 31, 2023. Duff & Phelps defines “free cash flow” as the cash generated by the Company’s Core Business and Enhanced Broker

Portal Initiative, respectively, that is available either to reinvest or to distribute to security holders. The discounted cash flow analysis was used to determine the net present value of projected unlevered free cash flows utilizing an appropriate cost of capital for the discount rate, which reflects the relative risk associated with these cash flows as well as the rates of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles to the Transaction. The management of the Company provided Duff & Phelps financial projections for the fiscal years ending December 31, 2014 through December 31, 2020 and December 31, 2014 through December 31, 2018, for the Core Business and Enhanced Broker Portal Initiative, respectively. In addition, Duff & Phelps extrapolated financial projections through December 31, 2023 for both the Company’s Core Business and Enhanced Broker Portal Initiative based on financial projections and guidance provided by the Company, and other information it deemed appropriate. Non-Recurring charges and certain costs associated with the Company being a publicly listed company were excluded from EBITDA to calculate Adjusted EBITDA in the financial projections, as Duff & Phelps believed it is possible that such costs could be eliminated as a result of a sale of the Company, such as the Transaction.

Duff & Phelps used discount rates ranging from 13.75% to 14.75% for the Company’s Core Business, excluding the Enhanced Broker Portal Initiative, reflecting Duff & Phelps’ estimate of the Company’s cost of capital, to discount the projected unlevered free cash flows and terminal value. As shown below, Duff & Phelps calculated the Core Business’s projected unlevered free cash flows by taking the Company’s tax-affected earnings before interest, taxes and amortization (“EBITA”), subtracting taxes, adding back depreciation, subtracting capital expenditures, change in working capital and deferred revenue and subtracting taxes on deferred revenue. Duff & Phelps calculated the Core Business’s terminal value in 2023 using a perpetuity growth formula assuming a 3.0% terminal growth rate and a discount rate, based on weighted average cost of capital of the Company, ranging from 13.75% to 14.75%. Duff & Phelps believed that this range of discount rates is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles to the Transaction. The 2014E figures for the Core Business in the table below incorporate the preliminary 3rd quarter results for the Company for the nine months ending September 30, 2014.

Free Cash Flow Calculation (Core Business)
($ in thousands)
	2014E	2015P	2016P	2017P	2018P	2019P	2020P	2021P	2022P	2023P
Adjusted Total Revenue (1)	$40,109	$44,041	$48,374	$51,306	$53,977	$56,707	$59,209	$60,985	$62,815	$64,699
Growth	15.2%	9.8%	9.8%	6.1%	5.2%	5.1%	4.4%	3.0%	3.0%	3.0%

Adjusted EBITDA (1)	$6,131	$7,640	$9,535	$9,856	$10,403	$11,228	$11,934	$12,292	$12,661	$13,041
Adjusted EBITDA Margin	15.3%	17.3%	19.7%	19.2%	19.3%	19.8%	20.2%	20.2%	20.2%	20.2%

	10/14-12/14
Earnings Before Interest, Taxes and Amortization	$1,626	$7,465	$9,361	$9,682	$10,226	$11,045	$11,744	$12,095	$12,456	$12,829
Pro Forma Taxes @ 40.0%	(651)	(2,986)	(3,744)	(3,873)	(4,090)	(4,418)	(4,698)	(4,838)	(4,982)	(5,132)

Net Operating Profit After Tax	$976	$4,479	$5,617	$5,809	$6,136	$6,627	$7,047	$7,257	$7,474	$7,697

Depreciation	$37	$174	$174	$174	$177	$183	$190	$197	$205	$212
Capital Expenditures	(81)	(174)	(174)	(184)	(194)	(204)	(213)	(219)	(226)	(232)
(Increase) Decrease in Working Capital (Excl. Deferred Revenue)	(260)	125	476	(19)	41	20	109	(73)	(76)	(78)
Change in Deferred Revenue	(414)	(2,778)	(1,308)	(334)	(95)	(42)	0	0	0	0
Taxes on Deferred Revenue	166	1,111	523	134	38	17	0	0	0	0

Free Cash Flow	$424	$2,938	$5,308	$5,579	$6,103	$6,602	$7,132	$7,162	$7,377	$7,599

(1)	Adjusted Total Revenue and Adjusted EBITDA exclude Non-Recurring Items and estimated Public Company Costs.

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis indicated an estimated enterprise value for the Company’s Core Business, excluding any value associated with the Company’s Enhanced Broker Portal Initiative, of $49.6 million to $54.3 million.

Duff & Phelps used a venture capital derived discount rate of 30.0% for the Company’s Enhanced Broker Portal Initiative, reflecting the inherent risk associated with the launch of the Enhanced Broker Portal Initiative self-service procurement platform, to discount the projected unlevered free cash flows and terminal value. As shown below, Duff & Phelps calculated the Enhanced Broker Portal Initiative’s projected unlevered free cash flows by taking the Company’s tax-affected EBITDA, subtracting taxes, adding back depreciation and amortization, subtracting capital expenditures and adjusting for changes in free cash flows. Duff & Phelps estimated the Enhanced Broker Portal Initiative’s terminal value in 2023 using a perpetuity growth formula assuming a 3.0% terminal growth rate and a discount rate, based on the Company’s overall weighted average cost of capital, of 14.25%. Duff & Phelps believed that this discount rate is consistent with the rate of return that security holders could expect to realize on alternative investment opportunities with similar risk profiles to the Transaction.

Free Cash Flow Calculation (Enhanced Broker Portal Initiative - Base)
($ in thousands)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E
Total Revenue	$0	$59	$858	$2,955	$5,535	$8,303	$9,963	$10,959	$11,507	$11,852
Growth	NA	NA	1,352.4%	244.5%	87.3%	50.0%	20.0%	10.0%	5.0%	3.0%

EBITDA	$0	($474)	($70)	$1,298	$3,019	$4,529	$5,435	$5,978	$6,277	$6,466
EBITDA Margin	NA	(802.8%)	(8.1%)	43.9%	54.6%	54.6%	54.6%	54.6%	54.6%	54.6%

	10/14-12/14
Earnings Before Interest and Taxes	$0	($539)	($242)	$1,054	$2,776	$4,286	$5,192	$5,735	$6,034	$6,223
Pro Forma Taxes @ 40.0%	0	0	0	(422)	(1,111)	(1,714)	(2,077)	(2,294)	(2,414)	(2,489)

Net Operating Profit After Tax	$0	($539)	($242)	$633	$1,666	$2,572	$3,115	$3,441	$3,621	$3,734

Depreciation & Amortization	$0	$65	$173	$244	$243	$243	$243	$243	$243	$243
Capital Expenditures	0	(440)	(240)	(190)	(190)	(285)	(342)	(376)	(395)	(407)

Free Cash Flow	$0	($914)	($310)	$687	$1,719	$2,530	$3,016	$3,308	$3,468	$3,570

Free Cash Flow Calculation (Enhanced Broker Portal Initiative - Base + Overlay)
($ in thousands)
	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E
Total Revenue	$0	$71	$1,063	$4,990	$12,201	$18,301	$21,961	$24,157	$25,365	$26,126
Growth	NA	NA	1,400.0%	369.4%	144.5%	50.0%	20.0%	10.0%	5.0%	3.0%

EBITDA	($25)	($476)	($101)	$2,044	$6,875	$10,312	$12,374	$13,612	$14,292	$14,721
EBITDA Margin	NA	(672.2%)	(9.5%)	41.0%	56.3%	56.3%	56.3%	56.3%	56.3%	56.3%

	10/14-12/14
Earnings Before Interest and Taxes	($25)	($566)	($374)	$1,700	$6,557	$9,994	$12,056	$13,294	$13,974	$14,403
Pro Forma Taxes @ 40.0%	0	0	0	(680)	(2,623)	(3,998)	(4,823)	(5,318)	(5,590)	(5,761)

Net Operating Profit After Tax	($25)	($566)	($374)	$1,020	$3,934	$5,996	$7,234	$7,976	$8,385	$8,642

Depreciation & Amortization	$0	$90	$273	$344	$318	$318	$318	$318	$318	$318
Capital Expenditures	0	(740)	(240)	(190)	(190)	(285)	(342)	(376)	(395)	(407)

Free Cash Flow	($25)	($1,216)	($341)	$1,174	$4,062	$6,029	$7,210	$7,918	$8,308	$8,553

Based on these assumptions, Duff & Phelps’ discounted cash flow analysis indicated an estimated enterprise value for the Company’s Enhanced Broker Portal Initiative of $6.3 million to $15.7 million. Such range was established using both the Enhanced Broker Portal Initiative and an adjusted version of the Enhanced Broker Portal Initiative that incorporates certain adjustments thereto made by management of the Company.”

Selected Public Companies Analysis (Core Business)

The name of the heading “Selected Public Companies Analysis” is changed by inserting the parenthetical “(Core Business)” after such heading, and the third and fourth paragraphs under such new heading and the charts following the fourth paragraph are deleted in their entirety and replaced with the following:

“Although none of these selected public companies is directly comparable to the Company, Duff & Phelps selected these companies for its analysis based on their relative similarity, primarily in terms of business model and primary customers, to that of the Company. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and consensus equity analyst estimates for the selected public companies. This analysis produced valuation multiples of selected financial metrics which Duff & Phelps utilized to estimate the enterprise value of the Company’s Core Business, excluding any value associated with the Company’s Enhanced Broker Portal Initiative, which was determined separately using a discounted cash flow analysis as previously discussed.

The tables below summarize certain observed trading multiples and historical and projected financial performance, of the selected public companies as of October 31, 2014. The revenue and EBITDA estimates for 2014, 2015 and 2016 in the tables below for the selected public companies were derived based on information for the 12-month periods ending closest to the Company’s 2014, 2015 and 2016 fiscal years for which information was available.

Selected Public Company Analysis

COMPANY INFORMATION	REVENUE GROWTH				EBITDA GROWTH				EBITDA MARGIN
Company Name	3-YR CAGR	2014	2015	2016	3-YR CAGR	2014	2015	2016	3-YR AVG	2016
Core Energy Management
ESCO Technologies Inc.	-6.9%	7.3%	6.8%	6.5%	-8.1%	13.5%	13.4%	6.6%	14.1%	16.7%
EnerNOC, Inc.	11.0	19.6	12.3	-5.5	25.1	-3.1	59.3	-23.2	5.9	12.3
Itron, Inc.	-4.8	-0.4	4.0	5.4	-18.1	-0.8	19.9	15.9	11.3	11.2
Ameresco, Inc.	-2.4	0.4	3.5	NA	-22.1	NA	NA	NA	7.1	NA
PowerSecure International, Inc.	41.1	-9.6	37.4	21.7	112.7	-119.5	NA	73.3	5.2	10.0
Inspired Energy plc	NA	29.2	15.1	18.3	NA	30.6	21.7	18.9	49.8	47.0

Mean - Core Energy Management	7.6%	7.7%	13.2%	9.3%	17.9%	-15.9%	28.6%	18.3%	15.6%	19.5%
Median - Core Energy Management	-2.4%	3.9%	9.6%	6.5%	-8.1%	-0.8%	20.8%	15.9%	9.2%	12.3%

Brokers
RE/MAX Holdings, Inc.	4.2%	6.8%	6.1%	5.0%	4.5%	24.3%	7.2%	8.1%	40.9%	51.2%
Realogy Holdings Corp.	8.9	1.5	8.7	5.4	11.9	7.8	16.4	10.3	11.8	15.8
CBRE Group, Inc.	12.0	23.5	8.3	11.8	16.3	28.3	12.7	13.5	11.7	13.8
Brown & Brown Inc.	11.9	16.3	11.1	7.5	11.5	12.5	11.8	7.7	34.9	33.6
Arthur J Gallagher & Co.	22.9	30.8	11.4	0.4	14.2	42.4	24.1	10.1	16.8	19.8
Jardine Lloyd Thompson Group plc	9.5	12.2	7.0	9.8	11.7	15.0	3.8	6.9	20.7	20.3
Willis Group Holdings Public Limited Company	3.3	5.0	4.3	5.3	-0.1	-0.5	10.9	10.3	25.1	24.7

Mean - Brokers	10.4%	13.7%	8.1%	6.5%	10.0%	18.5%	12.4%	9.6%	23.1%	25.6%
Median - Brokers	9.5%	12.2%	8.3%	5.4%	11.7%	15.0%	11.8%	10.1%	20.7%	20.3%

Aggregate Mean	9.2%	11.0%	10.5%	7.6%	13.3%	4.2%	18.3%	13.2%	19.6%	23.0%
Aggregate Median	9.2%	7.3%	8.3%	5.9%	11.6%	13.0%	13.4%	10.2%	14.1%	18.3%

LTM = Latest Twelve Months

CAGR = Compounded Annual Growth Rate

Enterprise Value = (Market Capitalization) + (Debt + Preferred Stock + Non-Controlling Interest) - (Cash & Equivalents)

EBITDA = Earnings Before Interest, Taxes, Depreciation and Amortization

Source: Bloomberg, Capital IQ, SEC filings

Selected Public Company Analysis
($ in millions, except per share data)

COMPANY INFORMATION	ENTERPRISE VALUE AS MULTIPLE OF
Company Name	LTM EBITDA		2014 EBITDA		2015 EBITDA		2016 EBITDA		LTM Revenue		2014 Revenue		2015 Revenue		2016 Revenue
Core Energy Management
ESCO Technologies Inc.	12.3	x	12.4	x	10.9	x	10.2	x	1.95	x	1.95	x	1.82	x	1.71	x
EnerNOC, Inc.	7.3		7.7		4.8		6.3		0.91		0.82		0.73		0.77
Itron, Inc.	9.6		10.3		8.6		7.4		0.90		0.91		0.88		0.83
Ameresco, Inc.	18.2		NA		NA		NA		0.90		0.91		0.88		NA
PowerSecure International, Inc.	29.3		NM		10.3		5.9		0.91		0.99		0.72		0.59
Inspired Energy plc	13.9		11.8		9.7		8.1		5.66		5.21		4.53		3.83
Mean - Core Energy Management	15.1	x	10.5	x	8.9	x	7.6	x	1.87	x	1.80	x	1.59	x	1.55	x
Median - Core Energy Management	13.1	x	11.1	x	9.7	x	7.4	x	0.91	x	0.95	x	0.88	x	0.83	x

Brokers
RE/MAX Holdings, Inc.	4.3	x	3.7	x	3.4	x	3.2	x	1.85	x	1.80	x	1.69	x	1.61	x
Realogy Holdings Corp.	14.3		13.4		11.5		10.4		1.90		1.88		1.73		1.64
CBRE Group, Inc.	14.1		11.6		10.3		9.1		1.69		1.52		1.40		1.25
Brown & Brown Inc.	11.3		10.4		9.3		8.6		3.74		3.45		3.11		2.89
Arthur J Gallagher & Co.	15.6		12.8		10.3		9.4		2.30		2.07		1.86		1.85
Jardine Lloyd Thompson Group plc	11.4		10.8		10.4		9.7		2.42		2.32		2.17		1.97
Willis Group Holdings Public Limited Company	11.0		10.6		9.6		8.7		2.41		2.35		2.25		2.14
Mean - Brokers	11.7	x	10.5	x	9.2	x	8.4	x	2.33	x	2.20	x	2.03	x	1.91	x
Median - Brokers	11.4	x	10.8	x	10.3	x	9.1	x	2.30	x	2.07	x	1.86	x	1.85	x

Aggregate Mean	13.3	x	10.5	x	9.1	x	8.1	x	2.12	x	2.01	x	1.83	x	1.76	x
Aggregate Median	12.3	x	10.8	x	10.0	x	8.6	x	1.90	x	1.88	x	1.73	x	1.68	x

LTM = Latest Twelve Months

EBITDA = Earnings Before interest, Taxes, Depreciation and Amortization

Source: Bloomberg, Capital IQ, SEC fillings

Duff & Phelps used the information above, in conjunction with data from its selected M&A transactions analysis described below, to reach the valuation conclusions described below.

None of the selected public companies were identical to the Company. As a result, a complete valuation analysis cannot be limited to a quantitative review of the selected public companies, but also requires complex considerations and judgments concerning differences in financial and operating characteristics of such companies, as well as other factors that could affect their value relative to that of the Company.”

Selected M&A Transactions Analysis

The chart under the heading “Selected M&A Transactions Analysis” after the first paragraph is hereby deleted and replaced with following:

Selected M&A Transactions Analysis
($ in millions)
Announced Date	Target Name	Target Business Description	Acquirer Name	Enterprise Value	LTM Revenue	LTM EBITDA	EV / Revenue	EV / EBITDA	EBITDA Margin
5/29/2014	Ecova, Inc.	Ecova, Inc., an energy and sustainability management company, provides technology-optimized solutions.	Cofely USA Inc.	$335.0	$176.8	$28.7	1.90x	11.7x	16.3%

1/15/2014	The Wright Insurance Group, LLC	The Wright Insurance Group, LLC supplies insurance and risk management solutions to a braod rancge of industries and consumers across the U.S.	Brown & Brown Inc.	$640.0	$113.7	$53.7	5.63x	11.9x	47.2%

7/11/2013	Invensys plc (nka:Invensys Limited)	Invensys Limited, a technology company, provides software products, systems, and control equipment to various industries worldwide.	Schneider Electric S.A. (nka:Schneider Electric SE)	$4,889.2	$2,922.5	$235.2	1.67x	20.8x	8.0%

10/3/2013	Procurian Inc.	Procurian Inc. provides procurement solutions for companies in the United States and internationally.	Accenture plc	$375.0	$140.0	$17.9	2.68x	20.9x	12.8%

4/22/2013	Power-One Inc.	Power-One, Inc. is a leading provider of renewable energy and energy-efficient power conversion and power management solutions.	ABB Ltd.	$656.4	$1,001.4	$112.5	0.66x	5.8x	11.2%

4/15/2013	National Financial Partners Corp.	National Financial Partners Corp., together with its subsidiaries, provides advisory and brokerage services to corporate and high net worth individual clients in the United States and Canada.	Madison Dearborn Partners, LLC	$1,169.7	$1,071.1	$146.3	1.09x	8.0x	13.7%

10/4/2012	Northeast Energy Partners, LLC	Northeast Energy Partners, LLC operates as an energy management and procurement company.	World Energy Solutions, Inc.	$14.1	$5.4	$1.7	2.60x	8.1x	32.2%

10/1/2012	Clouds Environmental Consultancy Ltd.	Clouds Environmental Consultancy Ltd., an independent consultancy, provides energy and environmental management services to clients in public and private sector companies in the UK.	Utilitywise Plc	$1.7	$1.5	$0.3	1.10x	5.5x	20.0%

6/29/2012	Elster Group SE	Elster Group SE provides gas, electricity, and water meters; and related communications, networking, and software solution for residential, commercial, and industrial customers worldwide.	Melrose PLC (nka:Melrose Industries PLC)	$2,797.9	$1,871.8	$275.5	1.49x	10.2x	14.7%

1/30/2012	RuggedCom Inc.	RuggedCom Inc. designs and manufactures rugged communications networking solutions for mission-critical applications in harsh environments.	Siemens Canada Limited	$383.8	$111.7	$17.7	3.43x	21.6x	15.9%

1/9/2012	Utilyx Limited	Utilyx Limited provides energy management solutions that allows private and public sector organizations to reduce energy costs.	MITIE Group PLC	$25.3	$10.8	$2.6	2.34x	9.6x	24.3%

12/12/2011	Newave Energy Holding SA	As of February 28, 2012, Newave Energy Holding SA was acquired by ABB Schweiz AG.	ABB Schweiz AG	$164.0	$88.6	$12.1	1.85x	13.5x	13.7%

11/1/2011	GSE Consulting, LP	GSE Consulting, LP operates as an energy management and consulting company in the United States.	World Energy Solutions, Inc.	$13.1	$8.9	$3.5	1.47x	3.8x	38.9%

10/17/2011	Northeast Energy Solutions, LLC	Northeast Energy Solutions, LLC provide energy efficiency services which include upgrading HVAC, refrigeration controls, and mechanical systems.	World Energy Solutions, Inc.	$9.9	$5.0	N/A	1.98x	N/A	N/A

6/1/2011	Telvent Git S.A.	Telvent GIT, S.A., through its subsidiaries, provides IT solutions and information services for customers in the infrastructure markets.	Schneider Electric España, S.A.	$1,917.4	$1,055.1	$168.2	1.82x	11.4x	15.9%

5/19/2011	Landis+Gyr AG	Landis+Gyr AG engages in the design and manufacture of metering solutions for utilities worldwide.	Toshiba Corporation; Innovation Network Corporation of Japan	$2,300.0	$1,590.0	$215.0	1.45x	10.7x	13.5%

3/29/2011	GE Energy Power Conversion France SAS	GE Energy Power Conversion France SAS designs, develops, manufactures, and supplies power conversion equipment.	GE Energy Management	$3,984.4	$1,500.0	$239.0	2.66x	16.7x	15.9%

3/3/2011	EnergyConnect Group, Inc.	EnergyConnect Group, Inc. provides smart grid demand response technologies.	Johnson Controls Inc.	$31.2	$31.6	$1.5	0.99x	21.4x	4.6%

2/11/2011	Eaga Plc (nka:Carillion Energy Services Limited)	Carillion Energy Services Limited provides energy efficiency and renewable technologies for customers in the United Kingdom.	Carillion plc	$435.4	$1,086.7	$47.3	0.40x	9.2x	4.4%

8/12/2009	Dalkia Energy and Technical Services and Dalkia Lighting and Electrical Services	Dalkia Technical Facilities Management represents combined operations of Dalkia Energy & Technical Services Ltd. and Parkersell Limited in their sale to Mitie Group plc.	MITIE Group PLC	$192.2	$435.0	$20.8	0.44x	9.2x	4.8%

9/17/2007	MDEnergy, LLC	As of September 13, 2007, MDEnergy, LLC was acquired by EnerNOC, Inc. MDEnergy, LLC operates as an energy management company.	EnerNOC, Inc.	$10.6	$2.4	$1.0	4.43x	10.9x	40.7%

5/23/2007	EnergyGateway, LLC	EnergyGateway, LLC provides independent supply-side energy management services to commercial, industrial, and institutional facilities in the United States and Canada.	World Energy Solutions, Inc.	$11.4	$2.9	$0.4	3.97x	28.6x	13.9%

2/25/2007	Actaris SAS (nka:Itron France SARL)	Itron France SARL designs and manufactures meters and systems for the electricity, gas, water, and heat markets.	Itron, Inc.	$1,842.9	$1,029.6	$162.0	1.79x	11.4x	15.7%
			Mean	$965.2	$620.1	$80.1	2.08x	12.8x	18.1%
Source: Capital IQ, MergerMarket, and company filings			Median	$375.0	$140.0	$24.8	1.82x	11.1x	15.2%

Item 8.	Additional Information

Item 8. “Additional Information” is hereby amended as follows:

Litigation Related to the Offer and the Merger

The following paragraph is hereby inserted at the end of the section entitled “Litigation Related to the Offer and the Merger”:

“On December 24, 2014, counsel for the parties in the lawsuit described in the foregoing paragraph (the “Delaware Action”) entered into a Memorandum of Understanding (the “MOU”) in which they agreed in principle on the terms of a proposed settlement of the Delaware Action. The proposed settlement is conditioned upon, among other things, agreement on a final stipulation of settlement and final approval of the proposed settlement by the Court of Chancery of the State of Delaware (the “Court”). Pursuant to the terms of the MOU, without admitting but expressly denying any wrongdoing or liability of any nature, or that any material information was omitted from this Schedule 14D-9, as amended, related to the transactions contemplated by the Merger Agreement, the Company agreed to make certain supplemental disclosures to the information set forth in this Schedule 14D-9. The settlement will not affect the amount of the consideration that the Company’s stockholders are entitled to receive in the Offer or the Merger. If and when the settlement receives Court approval, plaintiffs and the putative stockholder class will release defendants from any and all liability relating to the transactions contemplated by the Merger Agreement, provided, however, that the release shall not include any properly perfected claims for appraisal pursuant to 8 Del. C. § 262. Plaintiffs in the Delaware Action have agreed to stay the Delaware Action and to stay and not to initiate any and all other proceedings other than those incident to the settlement itself, pending final approval by the Court of the settlement, and to dismiss the Delaware Action with prejudice upon final approval by the court of the settlement of the Delaware Action on the date on which the order of the Court approving the settlement becomes final and no longer subject to further appeal or review. Notwithstanding the MOU, there can be no assurance that the transactions contemplated by the Merger Agreement will be consummated or that the Court will approve the settlement contemplated by the MOU. In such event, the proposed settlement as contemplated by the MOU may be terminated and the parties to the Delaware Action revert to their respective litigation positions.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Philip V. Adams
Name:	Philip V. Adams
Title:	President

Dated: December 24, 2014